Filed by Matterport, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Matterport, Inc.
SEC File No.: 001-39790

Matterport®

May 6, 2024 | First Quarter 2024 Financial Results

Disclaimers

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the "proposed transaction"), CoStar intends to file with the SEC a registration statement on Form S-4 (the "Registration Statement") to register the shares of CoStar's common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. **INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.**

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport's website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar's website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport's stockholders with respect to the proposed transaction. Information about Matterport's directors and executive officers is available in Matterport's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2024 annual meeting of stockholders filed with the SEC on April 24, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "forecast," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport's current plans and operations or diverts management's attention from its ongoing business; the effects of the proposed transaction on Matterport's business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport's stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport's ability to grow market share in existing markets or any new markets Matterport may enter; Matterport's ability to respond to general economic conditions; supply chain disruptions; Matterport's ability to manage growth effectively; Matterport's success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport's business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport's ability to maintain an effective system of internal controls over financial reporting; Matterport's ability to achieve and maintain profitability in the future; Matterport's ability to access sources of capital; Matterport's ability to maintain and enhance Matterport's products and brand, and to attract customers; Matterport's ability to manage, develop and refine Matterport's technology platform; the success of Matterport's strategic relationships with third parties; Matterport's history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport's ability to protect and enforce Matterport's intellectual property rights; Matterport's ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport's ability to attract and retain new subscribers; the size of the total addressable market for Matterport's products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport's industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport's Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled "Risk Factors" in Matterport's Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

Recent highlights

Q1 subscription revenue reached $24.0 million, up 21% year-over-year

Q1 total revenue of $39.9 million, up 5% year-over-year

Total subscribers increased to 1.0 million, up 30% year-over-year

Q1 Non-GAAP loss per share of $0.01, an 86% improvement year-over-year

Q1 Net dollar expansion rate was 107%

Spaces under management increased to 12.3 million, up 24% year-over-year

Notes:
For the definition of non-GAAP loss per share and a reconciliation to their most directly comparable financial measures prepared in accordance with GAAP, please see the appendix. Unaudited


32' 4"
8' 10"
9' 9"
27' 7"
6' 4"
12' 1"





Continued subscriber growth & net dollar expansion

$160M
run-rate revenue

12.3M
Spaces Under Management

41B Sq ft
managed



Net Dollar Expansion Rate
(%)
110%
100%
90%
80%
107%
107%
106%
103%
103%
100%
106%
109%
107%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24



Subscribers
(thousands)
1200
1000
800
600
400
200
0
80
70
60
50
40
562
616
657
701
771
827
887
938
1005
58
62
63
64
67
69
71
72
74
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
Total Subscribers
Paid Subscribers

Notes:
Run-rate revenue is the annualized value of total revenue for the three months ended March 31, 2024. Spaces Under Management, square feet managed are as of March 31, 2024. Unaudited

Financial Overview



Subscription revenue growth up 21% Y/Y; represented 60% of total revenue


21% Y/Y
Increase
Subscription Revenue ($ millions)
$25.0
$20.0
$15.0
$10.0
$13.8
$15.3
$15.7
$16.5
$17.1
$18.4
$19.0
$19.3
$19.8
$20.9
$22.9
$23.7
$24.0
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24


% of total revenue in Q1
Subscription revenue
Services/Product revenue
60%
40%

Notes:
Unaudited

Step function Y/Y improvement in Non-GAAP loss per share reflects commitment to profitability


1Q23
2Q23
3Q23
4Q23
1Q24
$(0.07)
$(0.07)
$(0.04)
$(0.04)
$(0.01)
86% Y/Y
Improvement

Notes:
For the definition of non-GAAP loss per share and a reconciliation to their most directly comparable financial measures prepared in accordance with GAAP, please see the appendix. Unaudited

Subscription growth, gross margin expansion, and reduced operating expenses drives net loss improvement

($000s)	Three Months Ended March 31, 2024	2023
Revenue:		
Subscription	24,015	19,874
License	-	-
Services	9,103	8,704
Product	6,754	9,416
Total revenue	**39,872**	**37,994**
Non-GAAP Gross Margin		
Subscription	78%	74%
Services	31%	29%
Product	15%	17%
Total non-GAAP GM%	**57%**	**49%**
Total non-GAAP operating expenses	31,259	42,002
Non-GAAP loss from operations	(8,607)	(23,240)
Non GAAP net loss	**(4,071)**	**(20,510)**

Notes:
Unaudited
For the definition of non-GAAP gross margin, loss from operations and net loss and a reconciliation to their most directly comparable financial measures prepared in accordance with GAAP, please see the appendix

- ARR of $96M, up 21% Y/Y
- 800 bps improvement in Non-GAAP gross margin in Q1 driven by subscription and services, as well as mix shift to more subscription revenue
- Non-GAAP net loss improved by 80% in Q1

Cash used in operations improved 81% Y/Y on revenue growth and improved operating leverage

($000s) **Consolidated Balance Sheet Data:**	**March 31, 2024**	**December 31, 2023**
Cash and cash equivalents	79,449	82,902
Short-term and long-term investment	339,326	340,098
Working capital (1)	318,589	378,607
Property and equipment, net	31,808	32,471
Total assets	**572,807**	**577,155**
Total liabilities (2)	**49,390**	**47,581**
Warrants liability	**410**	**290**
Total stockholders' equity	**523,007**	**529,284**

- Cash used in operations was $3.8 million in Q1, 81% improvement Y/Y
- Lowest quarterly cash burn since becoming a public company
- Strong balance sheet with $419 million in cash and investments
- No debt

Notes:
Unaudited
(1) Working capital is defined as current assets less current liabilities
(2) Total liabilities do not include warrants liability that are presented at period-end fair market value and listed separately in the table

Appendix

GAAP to Non-GAAP reconciliation - Net Loss and Loss per Share

(in thousands, except per share amounts)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023	
GAAP net loss	$	(36,128)	$	(53,842)
Stock based compensation-related charges (1)		30,727		33,111
Acquisition-related costs (2)		1,007		-
Amortization expense of acquired intangible assets		443		443
Change in fair value of warrants liability (3)		(120)		(222)
Non-GAAP net loss	$	(4,071)	$	(20,510)
GAAP net loss per share attributable to common stockholders:				
Basic	$	(0.12)	$	(0.18)
Diluted	$	(0.12)	$	(0.18)
Non-GAAP net loss per share attributable to common stockholders, basic and diluted	$	(0.01)	$	(0.07)
Weighted-average shares used to compute net loss per share, basic and diluted		313,008		293,074

Notes:
(1) Consists primarily of non-cash share-based compensation expenses related to our stock incentive plans and earn-out arrangement, and the employer payroll taxes related to our stock options and restricted stock units.
(2) Consists of acquisition transaction costs incurred related to the proposed transaction.
(3) Consists of the non-cash fair value measurement change for private warrants.

GAAP to Non-GAAP reconciliation - Gross Margin

Non-GAAP gross profit and gross margin: ($000s)	Three months ended 3/31/2024 $	GP%	3/31/2023 $	GP%
GAAP gross profit and gross margin:				
Subscription	16,372	68%	12,912	65%
Services	2,728	30%	2,460	28%
Product	492	7%	1,040	11%
Total GAAP gross profit and gross margin	19,592	49%	16,412	43%
Add: Stock based compensation-related charges				
Subscription	2,450		1,705	
Services	71		94	
Product	539		551	
Total	3,060	8%	2,350	6%
Non-GAAP Gross profit and gross margin:				
Subscription	18,822	78%	14,617	74%
Services	2,799	31%	2,554	29%
Product	1,031	15%	1,591	17%
Total non-GAAP gross profit and gross margin	22,652	57%	18,762	49%

Notes: Unaudited

GAAP to Non-GAAP reconciliation - Loss from Operations

Non-GAAP Reconciliation - Loss from Operations ($000s)	Three months ended 3/31/2024	3/31/2023
GAAP gross profit and gross margin:	16,372	16,412
Add: Stock based compensation-related charges	3,060	2,350
Add: Restructuring charges	-	-
Total non-GAAP gross profit and gross margin	19,432	18,762
GAAP research and development expenses	14,900	18,273
Less: Stock based compensation-related charges	6,442	7,879
Less: Amortization expense of acquired intangible assets	270	270
Non-GAAP research and development expenses	8,188	10,124
GAAP selling, general and adminstrative expenses	45,476	54,933
Less: Stock based compensation-related charges	21,225	22,882
Less: Acquisition-related costs	1,007	-
Less: Amortization expense of acquired intangible assets	173	173
Non-GAAP selling, general and adminstrative expenses	23,071	31,878
GAAP loss from operations	(40,784)	(56,794)
Add: Stock based compensation-related charges	30,727	33,111
Add: Acquisition-related costs	1,007	-
Add: Amortization expense of acquired intangible assets	443	443
Non-GAAP loss from operations	(8,607)	(23,240)

Notes: Unaudited